Exhibit 8.1

Subsidiaries

The following is a list of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

Subsidiary	Jurisdiction	Ownership

Jazz Technologies, Inc.	Delaware	100% directly

Jazz Semiconductor, Inc.	Delaware	100% indirectly through Jazz Technologies, Inc.

Newport Fab LLC	Delaware	100% indirectly through Jazz Semiconductor, Inc.
TowerJazz Japan Ltd.	Japan	100% directly
TowerJazz Panasonic Semiconductor Co., Ltd.,	Japan	51% directly